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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*

                                Administaff, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   00 7094 105
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 00 7094 105                                          PAGE 2 OF 6 PAGES


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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Paul J. Sarvadi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,707,148(*)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       0
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   2,707,148(*)
--------------------------------------------------------------------------------

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CUSIP NO. 00 7094 105                                          PAGE 3 OF 6 PAGES


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,707,148
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(*) Includes 428,167 exercisable employee stock options (rights to buy); 1,514,000 shares held by Our Ship Limited Partnership Ltd.; 688,870 shares held by the Sarvadi Children's Partnership Ltd.; 19,644 shares held by six education trusts established for the benefit of the children of Paul J. Sarvadi; 16,467 shares held by Paul J. Sarvadi and Vicki D. Sarvadi JT WROS; and 40,000 unvested shares of restricted stock.

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CUSIP NO. 00 7094 105                                          PAGE 4 OF 6 PAGES


ITEM 1.

   Item 1(a) Name of Issuer:                         Administaff, Inc.

   Item 1(b) Address of Issuer's
             Principal Executive Offices:            19001 Crescent Springs
                                                     Drive Kingwood, Texas
                                                     77339-3802

ITEM 2.

   Item 2(a) Name of Person Filing:                  Paul J. Sarvadi

   Item 2(b) Address of Principal
             Business Office or, if none, Residence: 19001 Crescent Springs
                                                     Drive Kingwood, Texas
                                                     77339-3802

   Item 2(c) Citizenship:                            United States

   Item 2(d) Title of Class of Securities:           Common Stock, par value
                                                     $0.01 per share

   Item 2(e) CUSIP Number:                           00 7094 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable.

ITEM 4.      OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount Beneficially Owned: See Cover Page Item 9

             (b) Percent of Class: See Cover Page Item 11

             (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: See Cover Page Item 5

                    (ii) Shared power to vote or to direct the vote: See Cover Page Item 6

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CUSIP NO. 00 7094 105                                          PAGE 5 OF 6 PAGES


                    (iii) Sole power to dispose or to direct the disposition of:
                          See Cover Page Item 7

                    (iv)  Shared power to dispose or to direct the disposition:
                          See Cover Page Item 8

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

             Not Applicable.

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CUSIP NO. 00 7094 105                                          PAGE 6 OF 6 PAGES


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 8, 2006
                                        ----------------------------------------
                                        Date


                                        /s/ Paul J. Sarvadi
                                        ----------------------------------------
                                        Signature

                                        PAUL J. SARVADI
                                        Chairman of the Board and Chief
                                        Executive Officer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).